Exhibit 12.1
GOVERNMENT PROPERTIES INCOME TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015		2014	2013
Earnings:
Add:
Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in earnings (losses) of investees	$4,838	$22,936	$(227,990)		$42,190	$55,308
Distributions of earnings from equity investees	1,875	32,425	21,882		17,046	—
Fixed charges	13,642	45,164	37,008		28,048	16,831
Subtract:
Interest capitalized	(61)	(52)	—		—	—
Total earnings (loss)	$20,294	$100,473	$(169,100)		$87,284	$72,139

Fixed Charges:
Interest on indebtedness and net amortization of debt issuance costs and debt premiums and discounts	$13,581	$45,112	$37,008		28,048	16,831
Interest capitalized	61	52	—		—	—
Total fixed charges	$13,642	$45,164	$37,008		$28,048	$16,831

Ratio of adjusted earnings (loss) to fixed charges	1.5x	2.2x	(4.6x)	(1)	3.1x	4.3x

(1) The deficiency for the year was approximately $206.1 million.